Coco Coders, Inc. (the "Company") a Delaware Corporation

Financial Statements

**For the fiscal year ended December 31, 2023 and 2024**

# Balance Sheet - Wefunder - GAAP

## Coco Coders Inc
### As of December 31, 2024

|  | DEC 31, 2024 | DEC 31, 2023 |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | 386,930.35 ◗ | 121,315.42 |
| Accounts receivable | 1,897.47 | 1,381.70 |
| Prepaid expenses and other assets | 36,267.84 | 9,531.83 |
| **Total current assets** | **425,095.66** | **132,228.95** |
| Long term assets | 534,742.79 | 423,763.31 |
| **Total assets** | **959,838.45** | **555,992.26** |
| **Liabilities and Equity** | | |
| **Liabilities** | | |
| **Current Liabilities** | | |
| Accounts payable | 56,732.99 ◗ | 1,088.00 |
| Accrued expenses | 6,445.57 | - |
| Deferred revenue and other liabilities | 11,390.27 | (729.98) |
| Mercury - Credit Card - Software | 20.00 | - |
| **Total current liabilities** | **74,588.83** | **358.02** |
| **Total liabilities** | **74,588.83** | **358.02** |
| **Equity** | | |
| Total value of common stock issued | 559.50 | 559.50 |
| Total value of preferred stock issued | 371.26 | - |
| SAFE - future equity obligation | - | 741,902.00 |
| Additional paid-in capital | 1,755,519.70 | (6,666.68) |
| **Total Equity** | **1,756,450.46** | **735,794.82** |
| Current year earnings | (691,040.26) | (180,160.58) |
| Retained earnings | (180,160.58) | - |
| **Total Liabilities and Equity** | **959,838.45** | **555,992.26** |

◗ Exchange rates used to convert foreign currency into USD are shown below. Rates are provided by XE.com unless otherwise stated.

- **Dec 31, 2024**

  🇬🇧 0.799029 GBP (British Pound)

# Income Statement (Profit and Loss)

## Coco Coders Inc
## For the year ended December 31, 2024

| | 2024 | 2023 |
|---|---|---|
| **Revenue** | | |
| Revenue - net | 472,048.97 | 152,161.05 |
| **Total Revenue** | **472,048.97** | **152,161.05** |
| **Cost of revenue** | | |
| Ads | 218,579.21 | 20,546.54 |
| Cost of revenue | 258,220.67 | 96,029.53 |
| **Total Cost of revenue** | **476,799.88** | **116,576.07** |
| **Gross Profit** | **(4,750.91)** | **35,584.98** |
| **Operating expenses** | | |
| Operating expenses | 686,289.35 | 215,745.56 |
| **Total Operating expenses** | **686,289.35** | **215,745.56** |
| **Operating Income** | **(691,040.26)** | **(180,160.58)** |
| **Net profit / loss** | **(691,040.26)** | **(180,160.58)** |

# Cash Flows - Wefunder - GAAP

## Coco Coders Inc
## For the year ended December 31, 2024

|  | 2024 | 2023 |
|---|---:|---:|
| **Operating activities** | | |
| Cash flows from operating activities | (648,732.31) | (179,556.58) |
| **Net Cash Flows from Operating Activities** | **(648,732.31)** | **(179,556.58)** |
| **Investing activities** | | |
| Cash flows from investing activities | (116,979.48) | (423,763.31) |
| **Net Cash Flows from Investing Activities** | **(116,979.48)** | **(423,763.31)** |
| **Financing activities** | | |
| Cash flows from financing activities | 1,031,529.31 | 726,017.01 |
| **Net Cash Flows from Financing Activities** | **1,031,529.31** | **726,017.01** |
| **Cash and Cash Equivalents** | | |
| Cash at beginning of period | 122,697.12 | - |
| Net increase/decrease in cash | 265,817.52 | 122,697.12 |
| Effect of exchange rate changes on cash | 293.18 | - |
| Cash at end of period | 388,807.82 | 122,697.12 |
| **Net change in cash for period** | **266,110.70** | **122,697.12** |

# Changes in Equity - Wefunder - GAAP

## Coco Coders Inc
## For the year ended December 31, 2024

| | 2024 | 2023 |
|---|---:|---:|
| **Equity** | | |
| Opening Balance | (186,267.76) | - |
| Stock Issued | - | 559.50 |
| Preferred Stock Issued | 371.26 | - |
| Additional Paid in Capital | 1,809,738.79 | 333.32 |
| APIC - Offering Costs | (47,552.41) | (7,000.00) |
| Net profit/loss | (691,040.26) | (180,160.58) |
| **Total Equity** | **885,249.62** | **(186,267.76)** |

Coco Coders, Inc.
Notes to the Financial Statements
**For the fiscal year ended December 31, 2023 and 2024**
$USD

## 1. ORGANIZATION AND PURPOSE

Coco Coders, Inc. (the "Company") is a corporation organized on June 02, 2023 under the laws of Delaware.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

### a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

### b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

### e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## 3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

## 4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.